

Mail Stop 3030

March 12, 2009

David A. Dodge
Interim Chief Financial Officer
SmarTire Systems Inc.
5781 Lee Boulevard
Suite 208, Box 243
Lehigh Acres, FL 33971

> **Re:** **SmarTire Systems Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 4, 2009**
> **File No. 0-24209**

Dear Mr. Dodge:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1 – Sale of Assets, page 10

1.   We note your response to prior comment 6. In light of the material impact that the sale of your Tire Pressure Monitoring business, along with substantially all of your assets, will have on your results of operations and financial position, it appears the pro forma information is material to an informed voting decision. Please revise to include pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim periods based upon the guidance in Item 14(b)(11) of Schedule 14A

which requires you to provide financial information, if material, required by Article 11 of Regulation S-X with respect to this transaction. In this regard, assuming the disposal qualifies as a discontinued operation, present the pro forma operating information for each of the past 2 years and interim periods. See Rule 8-01 of Regulation S-X which states that to the extent that Rule 11–01 of Regulation S-X offers enhanced guidelines for the preparation, presentation and disclosure of pro forma financial information, smaller reporting companies should consider these items.

2.   We note your response to prior comment 7. In accordance with the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6, please revise to include audited financial statements for each of the two most recent fiscal years plus subsequent unaudited interim periods. Additionally, include pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period; if the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two years and interim periods.

Material Terms of Asset Sale, page 10

3.   We reissue prior comment 9. It does not appear that you revised the disclosure in response to the comment.

4.   We note your responses to prior comments 11 and 25. Please expand the eighth bullet in this section and the last paragraph on page 14 to quantify the amount of cash and prepaid expenses as of the most recent practicable date.

5.   We note your response to prior comment 12; however, you did not file the proposed wind-down plan and projected budget referred to as exhibit D in section 4 of the liquidation agreement. Please file as an exhibit the complete liquidation agreement.

6.   Please be advised we may have further comment on the disclosure of the proposed wide-down plan and projected budget added in response to prior comments 13 and 26 after you file as an exhibit the complete liquidation agreement.

Reasons for the Asset Sale, page 12

7.   We note your responses to prior comments 14 and 15. Please expand this section to quantify the offers and counteroffers during the negotiations with Bendix and during the "extensive negotiations" with the other parties.

8.   We reissue prior comment 16 in part. It does not appear that you revised the last paragraph on page 13 in response to the comment as mentioned in the penultimate paragraph of your response to the comment.

9.   We reissue prior comment 17. It appears that you did not revise the disclosure in response to the comment.

10.   Please expand your disclosure added in response to prior comment 18 to clarify:

- why the board recommended investors vote for the sale price of $3 million which was at the bottom of the first range disclosed in the penultimate paragraph of this section instead of a sale price elsewhere in the range; and
- where the purchase price fell within the second range mentioned in the penultimate paragraph.

Shareholder Rights after the Asset Sale, page 14

11.   We note your responses to prior comments 22 and 23. Given that you are not current in your reporting obligations, it appears your shareholders do not have the necessary information to make a reasonably informed investment decision with respect to the sale of substantially all of the assets to Bendix. Please file your Form 10-Q for the quarterly period ended October 31, 2008 prior to soliciting shareholder ratification of this transaction.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Special Counsel